Exhibit (b)(1)
January 26, 2006
Affiliated Computer Services, Inc.
2828 North Haskell Avenue
Dallas, TX 75204

Attention:	John H. Rexford Senior Vice President
COMMITMENT LETTER
$5,000,000,000 SENIOR SECURED CREDIT FACILITIES
Ladies and Gentlemen:
You have advised us that Affiliated Computer Services, Inc. (the “Company”) desires to establish senior secured credit facilities, consisting of a tranche B term loan in an aggregate principal amount of up to $4,000,000,000 (the “ Term Loan Facility”) and a revolving credit facility in an aggregate principal amount of up to the U.S. dollar equivalent of $1,000,000,000 (the “Revolving Credit Facility”; together with the Term Loan Facility, the “Facilities”), the proceeds of which would be used by the Company (i) to finance the repurchase by the Company of up to $3,500,000,000 worth of shares of class A common stock of the Company pursuant to a tender offer (the “Stock Repurchase”), (ii) to refinance the Company’s existing Five Year Competitive Advance and Revolving Credit Facility Agreement dated as of October 27, 2004, (iii) to pay related transaction costs, fees and expenses, (iv) to provide working capital from time to time for the Company and its subsidiaries and (v) to finance permitted acquisitions. You have asked Citigroup (as defined below) to commit to provide the Company with financing commitments for the entire amount of the Facilities.
Subject to the terms and conditions described in this letter and the attached Exhibit A (“Exhibit A”; collectively, and together with the Fee Letter referred to below, this “Commitment Letter”), Citigroup Global Markets Inc. (“CGMI”), on behalf of Citigroup, is pleased to inform you of Citigroup’s commitment to provide the entire amount of the Facilities and of its agreement to act as Administrative Agent. For purposes of this Commitment Letter, “Citigroup” shall mean CGMI, Citicorp North America, Inc., Citicorp USA, Inc., Citibank, N.A. and/or any of their affiliates as CGMI shall determine to be appropriate to provide the services contemplated herein.
Section 1.      Conditions Precedent.
The commitment of Citigroup hereunder is subject to:
     (a) the preparation, execution and delivery of mutually acceptable loan documentation with respect to the Facilities, including, without limitation, credit agreements, security agreements, guaranties and other agreements, incorporating substantially the terms and conditions outlined in this Commitment Letter and otherwise satisfactory to Citigroup (the “Operative Documents”);

     (b) the absence of any circumstance, change or condition that has resulted in, or could reasonably be expected to result in, a material adverse change in the business, results of operations or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole since June 30, 2005 (any of the foregoing being a “Material Adverse Change”);
     (c) the accuracy and completeness in all material respects of all representations that the Company makes to Citigroup and all information that the Company furnishes to Citigroup in each case pursuant to Section 8 hereof;
     (d) the Company’s compliance in all material respects with the terms of this Commitment Letter, including, without limitation, the payment in full of all fees, expenses and other amounts payable under this Commitment Letter;
     (e) Citigroup not discovering or otherwise becoming aware of any information not previously disclosed to it that it reasonably believes to be inconsistent in any materially adverse respect with its understanding, based on the information provided to it prior to the date hereof, of the business, results of operations or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole;
     (f) the delivery by the Company to CGMI, not later than 15 business days prior to the Closing Date (unless extended in Citigroup’s sole discretion) of confirmation that the Facilities shall have been rated by Standard & Poor’s Ratings Services (“S&P”) and by Moody’s Investors Service, Inc. (“Moody’s”); and
     (g) the satisfaction of the other conditions precedent to the initial funding of the Facilities contained in Exhibit A;
Section 2.      Commitment Termination.
Citigroup’s commitment will terminate on the earlier of (a) the date the Operative Documents become effective and (b) June 30, 2006. Before such date, Citigroup may terminate this Commitment Letter if any event occurs or information has become available that, in its judgment, results in, or is likely to result in, the failure to satisfy any condition set forth in Section 1.
Section 3.      Syndication.
Citigroup reserves the right, prior to or after the execution of Operative Documents, to syndicate all or a portion of its commitment to one or more other financial institutions reasonably acceptable to the Company that will become parties to the Operative Documents pursuant to a syndication to be managed by CGMI (the financial institutions becoming parties to the Operative Documents being collectively referred to herein as the “Lenders”). CGMI will manage all aspects of the syndication of the Facilities in consultation with the Company, including, without limitation, the timing of all offers to potential Lenders, the determination of the amounts offered to potential Lenders, the acceptance of commitments of the Lenders and the compensation to be provided to the Lenders.
The Company shall take all action as CGMI may reasonably request to assist CGMI in forming a syndicate acceptable to CGMI and reasonably acceptable to the Company. The Company’s assistance in forming such a syndicate shall include but not be limited to: (i) making senior management, representatives and advisors of the Company available to participate in information meetings with potential Lenders at such times and places as CGMI may reasonably request; (ii) using the Company’s best efforts to ensure that the syndication efforts benefit from the Company’s existing lending

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relationships; (iii) assisting (including using its best efforts to cause its affiliates and advisors to assist) in the preparation of a confidential information memorandum relating to the Facilities suitable for use in a customary syndication of bank financing, with all financial statements (both audited and unaudited), information and projections relating to the Company and its subsidiaries as deemed necessary or desirable to be included therein by CGMI, each in its reasonable judgment (the “Confidential Information Memorandum”) and other marketing and rating agency materials to be used in connection with the syndication of the Facilities; (iv) approval, not later than 15 business days prior to the Closing Date if received at least 17 business days prior to the Closing Date (or otherwise within two business days after receipt), of a completed Confidential Information Memorandum and (v) promptly providing CGMI with all other information reasonably deemed necessary by it to successfully complete the syndication of the Facilities.
To ensure an effective syndication of the Facilities, the Company agrees that until the Syndication Termination Date (as defined in the Fee Letter), the Company will not, and it will not permit any of its affiliates to, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt facility or debt security (including, without limitation, the renewal of any thereof) without the prior written consent of CGMI.
Citigroup will act as the collateral agent and administrative agent for the Facilities and CGMI will act as sole lead arranger and book runner for the Facilities. No additional agents, co-agents or arrangers will be appointed, or other titles conferred, without the consent of Citigroup; provided, that you may appoint up to 4 additional agents or co-agents for each Facility as previously identified to us with allocation of compensation thereto to be agreed by you and us as appropriate for such roles and related commitments. The Company agrees that no Lender will receive any compensation of any kind for its participation in the Facilities, except as expressly provided for in the Fee Letter (as defined below) or in Exhibit A. It is further understood and agreed that CGMI will have “left” placement in all marketing materials and other documentation used in connection with the Facilities.
Section 4.      Fees.
In addition to the fees described in Exhibit A, the Company shall pay the non-refundable fees set forth in the letter agreement dated the date hereof (the “Fee Letter”) between the Company and Citigroup. The terms of the Fee Letter are an integral part of Citigroup’s commitment hereunder and constitute part of this Commitment Letter for all purposes hereof.
Section 5.      Indemnification.
The Company shall indemnify and hold harmless Citigroup, each Lender and each of their respective affiliates and each of their respective officers, directors, employees, agents, advisors, attorneys and representatives (each, an “Indemnified Person”) from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, fees and disbursements of counsel) that may be incurred by or asserted or awarded against any Indemnified Person (including, without limitation, in connection with or relating to any investigation, litigation or proceeding or the preparation of a defense in connection therewith), in each case arising out of or in connection with or by reason of this Commitment Letter or the Operative Documents, the Stock Repurchase, or the transactions contemplated hereby or thereby, or any actual or proposed use of the proceeds of the Facilities, except to the extent such claim, damage, loss, liability or expense is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Person’s gross negligence or willful misconduct. In the case of an investigation, litigation or other proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or

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proceeding is brought by the Company, any of its directors, security holders or creditors, an Indemnified Person or any other person, or an Indemnified Person is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.
No Indemnified Person shall have any liability (whether in contract, tort or otherwise) to the Company or any of its security holders or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Person’s gross negligence or willful misconduct. In no event, however, shall any Indemnified Person be liable on any theory of liability for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings).
Section 6.      Costs and Expenses.
The Company shall pay, or reimburse Citigroup on demand for, all out-of-pocket costs and expenses incurred by Citigroup (whether incurred before or after the date hereof) in connection with the Facilities and the preparation, negotiation, execution and delivery of this Commitment Letter, including, without limitation, the reasonable fees and expenses of counsel (whether incurred before or after the date hereof and including, without limitation, the reasonable fees and expenses of counsel to Citigroup incurred in connection with its prior legal due diligence review of the Company and the related document preparation), regardless of whether any of the transactions contemplated hereby is consummated. The Company shall also pay all costs and expenses of Citigroup (including, without limitation, the reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of its rights and remedies hereunder.
Section 7.      Confidentiality.
By accepting delivery of this Commitment Letter, the Company agrees that this Commitment Letter is for the Company’s confidential use only and that neither its existence nor the terms hereof will be disclosed by the Company to any person other than the Company’s officers, directors, employees, accountants, attorneys and other advisors, and then only on a confidential and “need to know” basis in connection with the transactions contemplated hereby; provided, however, that (i) the Company may disclose the existence and the terms hereof to the extent required, in the opinion of the Company’s counsel, by applicable law and (ii) following the Company’s acceptance of the provisions hereto as provided below and its return of an executed counterpart of this Commitment Letter to Citigroup, the Company (A) may make public disclosure of the existence and amount of Citigroup’s commitment hereunder and of Citigroup’s identity as collateral agent and administrative agent and of CGMI’s identity as sole arranger and book manager, and (B) may file a copy of this Commitment Letter (other than the Fee Letter) in any public record in which it is required by law to be filed.
Section 8.      Representations and Warranties of the Company.
The Company represents and warrants that (i) all information (other than financial projections) that has been or will hereafter be made available to Citigroup, any Lender or any potential Lender by or on behalf of the Company in connection with the transactions contemplated hereby is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made and (ii) all financial projections, if any, that have been or will be prepared by the Company and made available to Citigroup, any Lender or any potential Lender have been or will be prepared in good faith based upon assumptions that were reasonable as of the date of the preparation of such financial projections (it being understood that such

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projections are subject to significant uncertainties and contingencies, many of which are beyond the Company’s control, and that no assurance can be given that the projections will be realized). If, at any time from the date hereof until the execution and delivery of the Operative Documents, any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the information or financial projections were being furnished, and such representations and warranties were being made, at such time, then the Company agrees to promptly supplement the information and projections so that the representations and warranties contained in this paragraph remain correct in all material respects under those circumstances.
In providing this Commitment Letter and in arranging the Facilities, including the syndication thereof, Citigroup will be entitled to use, and to rely on the accuracy of, the information furnished to it by or on behalf of the Company and its affiliates without responsibility for independent verification thereof.
Section 9.      No Third Party Reliance, Etc.
The agreements of Citigroup hereunder and of any Lender that issues a commitment to provide financing under the Facilities are made solely for the benefit of the Company and may not be relied upon or enforced by any other person. Please note that those matters that are not covered or made clear in this Commitment Letter are subject to mutual agreement of the parties. The Company may not assign or delegate any of its rights or obligations hereunder without Citigroup’s prior written consent. This Commitment Letter may not be amended or modified, or any provisions hereof waived, except by a written agreement signed by all parties hereto. This Commitment Letter is not intended to create a fiduciary relationship among the parties hereto.
The Company acknowledges that Citigroup and/or one or more of its affiliates may be providing financing, equity capital, financial advisory and/or other services to parties whose interests may conflict with the Company’s interests. Consistent with Citigroup’s policy to hold in confidence the affairs of its customers, neither Citigroup nor any of its affiliates will furnish confidential information obtained from the Company to any of Citigroup’s other customers. Furthermore, neither Citigroup nor any of its affiliates will make available to the Company confidential information that Citigroup obtained or may obtain from any other person.
Section 10.      Governing Law, Etc.
This Commitment Letter shall be governed by, and construed in accordance with, the law of the State of New York. The Company irrevocably and unconditionally submits to the nonexclusive jurisdiction of any state or federal court sitting in the City of New York over any suit, action or proceeding arising out of or relating to this Commitment Letter. Service of any process, summons, notice or document by registered mail addressed to the Company shall be effective service of process against such person for any suit, action or proceeding brought in any such court. The Company irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other court to whose jurisdiction the Company is or may be subject by suit upon judgment.
This Commitment Letter sets forth the entire agreement between the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto. This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Commitment Letter. Delivery of an executed counterpart of a signature page to this Commitment Letter by telecopier shall be as effective as delivery of an original, executed counterpart of this Commitment

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Letter. Sections 3 through 8, 10 and 11 hereof shall survive the termination of this Commitment Letter unless superseded by the Operative Documents. The Company acknowledges that information and documents relating to the Facilities may be transmitted through IntraLinks™, the internet or similar electronic transmission systems.
Section 11.      Waiver of Jury Trial.
Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter or the transactions contemplated by this Commitment Letter or the actions of the parties hereto or any of their affiliates in the negotiation, performance or enforcement of this Commitment Letter.
Section 12.      Patriot Act.
CGMI hereby notifies you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), each Lender is required to obtain, verify and record information that identifies the Borrower (as defined in Exhibit A), which information includes the name, address, tax identification number and other information regarding the Borrower that will allow such Lender to identify the Borrower in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to each Lender.
[SIGNATURE PAGE FOLLOWS]

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Please indicate the Company’s acceptance of the provisions hereof by signing the enclosed copy of this Commitment Letter and the Fee Letter and returning them, to David J. Wirdnam, Director, Citigroup Global Markets Inc., 390 Greenwich Street, New York, New York 10013 (telecopier: 212-723-8958) at or before 5:00 p.m. (New York City time) on January 26, 2006, the time at which the commitment of Citigroup set forth above (if not so accepted prior thereto) will terminate. If the Company elects to deliver this Commitment Letter by telecopier, please arrange for the executed original to follow by next-day courier.

Very truly yours, CITIGROUP GLOBAL MARKETS INC.
By:	/s/ DAVID WIRDNAM
	Name:	David Wirdnam
	Title:	Director and Vice President

ACCEPTED this 26th day of January, 2006 AFFILIATED COMPUTER SERVICES, INC.
By:	/s/ JOHN H. REXFORD
	Name:	John H. Rexford
	Title:	Executive Vice President

EXHIBIT A
TO COMMITMENT LETTER
$5,000,000,000 Secured Credit Facilities
Summary of Terms And Conditions
This Summary of Terms and Conditions outlines certain terms of the Facilities referred to in the Commitment Letter dated January 26, 2006 (the “Commitment Letter”) addressed to Affiliated Computer Services, Inc. from Citigroup Global Markets Inc. (“CGMI”). This Summary of Terms and Conditions is part of and subject to the Commitment Letter. For purposes of this Summary of Terms and Conditions, “Citigroup” shall mean CGMI, Citicorp North America, Inc., Citicorp USA, Inc., Citibank, N.A. and/or any of their affiliates as CGMI shall determine to be appropriate to provide the services contemplated herein. Certain capitalized terms used herein are defined in the Commitment Letter.

Borrower:	Affiliated Computer Services, Inc. (the “Borrower”). Concurrently with and at any time following the Stock Repurchase, the Borrower may designate one or more of its wholly-owned subsidiaries, including, without limitation, ACS Worldwide Lending Ltd. (collectively, the “Borrowing Subsidiaries”) as borrowers under the Revolving Facility, subject to provision of guarantees by the Borrower and such other Guarantors as mutually agreed.

Guarantors:	(A) All of the Borrower’s direct and indirect Material Subsidiaries (as defined below) (to the extent, in the case of each foreign subsidiary, such guarantee would not result in materially adverse tax consequences to the Borrower) and (B) in the case of obligations of Borrowing Subsidiaries, the Borrower, all Borrowing Subsidiaries and all of the Borrower’s direct and indirect Material Subsidiaries (to the extent, in the case of each foreign subsidiary, such guarantee would not result in materially adverse tax consequences to the Borrower) (the “Guarantors”).

“Material Subsidiary” shall mean any direct or indirect subsidiary of the Borrower that is not a Non-Material Subsidiary.

“Non-Material Subsidiary” shall mean (i) any direct or indirect subsidiary of the Borrower, the EBITDA of which is less than 1% of the aggregate consolidated EBITDA of the Borrower and its subsidiaries, in each case for the most recently completed fiscal year; provided, that the aggregate EBITDA for all such subsidiaries shall not exceed 15% of the aggregate consolidated EBITDA of the Borrower and its subsidiaries, in each case for the most recently completed fiscal year and (ii) any direct or indirect subsidiary or group of subsidiaries of the Borrower who individually or collectively had total assets as of the end the most recently completed fiscal year the aggregate value of which was less than 20% of the total assets of the Borrower and its subsidiaries, taken as a whole. The EBITDA of any direct or indirect subsidiary of the Borrower shall be calculated on an unconsolidated basis without giving effect to the EBITDA of any subsidiaries of such company.

Lenders:	Citigroup and other financial institutions or entities acceptable to the Arranger and reasonably acceptable to the Borrower (the “Lenders”).

Administrative Agent:	Citigroup (the “Administrative Agent”).

Sole Lead Arranger and Book
Runner:	Citigroup Global Markets Inc. (the “Arranger”).

Letter of Credit Issuers:	Citigroup and other Lenders (or affiliates of Lenders) acceptable to the Administrative Agent and the Borrower (the “Issuers”).

The Facilities:	Up to the U.S. dollar equivalent of $5,000,000,000 in the aggregate of loans (the “Loans”) and other financial accommodations allocated as follows:

Term Loan Facility: An amortizing term loan made to the Borrower in a single drawing on the Closing Date in a principal amount of up to $4,000,000,000 (the “Term Loan”), payable in quarterly installments in an aggregate annual amount equal to 1% of its original principal amount, with the balance payable on the final maturity date.

The final maturity date for the Term Loan will be seven years from the Closing Date.

Revolving Credit Facility: A non-amortizing revolving credit facility made available to the Borrower and the Borrowing Subsidiaries in a principal amount of up to the U.S. dollar equivalent of $1,000,000,000 (the “Revolving Credit Facility”), during the period from the Closing Date through the sixth anniversary of the Closing Date (the “Revolving Credit Termination Date”). All Loans outstanding under the Revolving Credit Facility (“Revolving Loans”) shall become due and payable on the Revolving Credit Termination Date. Revolving Loans shall be made in U.S. dollars and Euros and, subject to availability and sublimits to be agreed, Canadian dollars, Pounds Sterling, Australian dollars, Yen, Francs, Krones, New Zealand dollars and other currencies to be agreed pursuant to arrangements that do not result in any withholding tax gross-up liabilities for the Borrower or any subsidiary. Loans to the Borrowing Subsidiaries will be made by the Revolving Lenders pro rata based upon their commitments under the Revolving Facility or as otherwise mutually agreed by the Borrower and the Administrative Agent.

A.	Letters of Credit. Up to the U.S. dollar equivalent of $1,000,000,000 (with sublimits for currencies (other than U.S. dollars and Euros) to mirror those set forth for the Revolving Credit Facility) of the Revolving Credit Facility will be available for the issuance of letters of credit by the Issuers for the account of the Borrower and the Borrowing Subsidiaries (“Letters of Credit”). No Letter of Credit will have a termination date after the 30th day preceding the Revolving Credit Termination Date and none shall have a term of more than one year; provided, however, that any letter of credit may provide for renewal thereof for additional periods of up to 12 months (which in no event shall extend beyond the 30th day preceding the Revolving Credit Termination Date).

B.	Swing Loans: Up to the U.S. dollar equivalent of $150,000,000 of the Revolving Credit Facility will be available to the Borrower and the Borrowing Subsidiaries for discretionary swing loans in U.S. dollars from the Administrative Agent and in U.S. dollars and other currencies to be agreed from other Lenders reasonably acceptable to the Borrower and the Administrative Agent.

Incremental Facilities:	The Operative Documents will permit the Borrower to add one or more incremental term loan facilities to the Facilities (each, an “Incremental Term Facility”) and/or increase commitments under the Revolving Credit Facility (any such increase, an “Incremental Revolving Credit Facility”; the Incremental Term Facilities and the Incremental Revolving Facilities are collectively referred to as “Incremental Facilities”) in an aggregate amount of up to $750,000,000; provided that (i) no Lender will be required to participate in any such Incremental Facility, (ii) no default or event of default exists or would exist after giving effect thereto, (iii) all financial covenants would be satisfied on a pro forma basis both on the date of incurrence and for the most recent determination period, in each case after giving effect to such Incremental Facility and other customary and appropriate pro forma adjustment events, including any acquisitions or dispositions or repayment of indebtedness after the beginning of the relevant determination period but prior to or simultaneous with the borrowing under such Incremental Facility, (iv) the maturity date of any such Incremental Term Facility shall be no earlier than the maturity date of the Term Facility, (v) the interest rates and amortization schedule applicable to any Incremental Term Facility shall be determined by the Borrower and the lenders thereunder provided, that the weighted average life of any loans under the Incremental Term Facility shall in no event be shorter than that of outstanding loans under the Term Facility, and (vi) any Incremental Revolving Credit Facility shall be on terms and pursuant to documentation applicable to the Revolving Credit Facility and any Incremental Term Facility shall be on terms and pursuant to documentation to be determined, provided that, to the extent such terms and documentation are not consistent with the Term Facility (except to the extent permitted by clause (iv) or (v) above), they shall be reasonably satisfactory to the Arranger.

Closing Date:	On or before June 30, 2006 (the “Closing Date”).

Purpose:	Proceeds of the Term Loan will be used solely (i) to finance the repurchase by the Borrower of up to $3,500,000,000 worth of shares of class A common stock of the Borrower pursuant to a tender offer (the “Stock Repurchase”), (ii) to refinance the Borrower’s existing Five Year Competitive Advance and Revolving Credit Facility Agreement dated as of October 27, 2004 (the “Existing Credit Agreement”) and (iii) to pay related transaction costs, fees and expenses. The Revolving Credit Facility will be used solely (i) to refinance the Existing Credit Agreement, (ii) to pay related transaction costs, fees and expenses, (iii) to provide working capital from time to time for the Borrower and its subsidiaries and (iv) to finance permitted acquisitions.

Interest Rates and Fees:	As set forth on Annex A attached hereto and in the Fee Letter.

Optional Prepayments and Commitment Reductions:	The Borrower may, upon at least 3 business days’ notice and at the end of any applicable interest period (or at other times with the payment of applicable breakage costs), prepay in full or in part, without premium or penalty (other than such breakage costs), the Term Loan; provided that each such partial prepayment shall be in an aggregate amount to be agreed upon. Such prepayments shall be applied to the remaining installments of the Term Loan on a pro rata basis.

The Borrower may repay the Revolving Loans at any time without premium or penalty (other than breakage costs, if applicable) and may reduce the commitments under the Revolving Credit Facility upon at least 3 business days’ notice; provided that each such reduction shall be in an amount to be agreed upon and any mandatory prepayment resulting from such reduction shall have been made.

Mandatory Prepayments:	Mandatory prepayments of the Term Loan (and after the Term Loan has been repaid in full, mandatory prepayments of the Revolving Loans (without corresponding commitment reductions) and cash collateralization of Letters of Credit) shall be required in an amount equal to (i) 100% of the net cash proceeds from any issuance or incurrence of debt, subject to customary exceptions to be agreed upon, (ii) 100% of the net sale proceeds from asset sales, subject to certain reinvestment rights if committed to reinvest within 15 months of such sale or disposition so long as reinvestment is completed within 180 days thereafter and other customary exceptions to be agreed upon, (iii) 50% of annual excess cash flow, commencing with the fiscal year ending June 30, 2007 (with a step-down to 25% if the Borrower’s total leverage ratio is less than or equal to 3.50 to 1.00 and 0% if the Borrower’s total leverage ratio is less than or equal to 2.50 to 1.00); provided that any voluntary prepayments of Loans (including Revolving Loans to the extent commitments thereunder are permanently reduced by the amount of such prepayments), other than prepayments funded with the proceeds of incurrences of indebtedness, shall be credited against excess cash flow prepayment obligations on a dollar-for-dollar basis and (iv) 100% of insurance and condemnation proceeds, with reinvestment rights substantially similar to those granted with respect to asset sales, in each case received by the Borrower, any Guarantor or any of their respective subsidiaries.

Mandatory prepayments of the Term Loan shall be applied to all remaining installments thereof on a pro rata basis.

Security:	All amounts owing by the Borrower and the Borrowing Subsidiaries under the Facilities and by the Guarantors in respect thereof (including, without limitation, any exposure of a Lender or any affiliate thereof in respect of cash management or hedging transactions incurred on behalf of the Borrower or any Guarantor) will be secured by (except with respect to assets or stock of foreign subsidiaries, to the extent necessary to avoid materially adverse tax consequences to the Borrower and by restrictions imposed by applicable law) (i) a first priority perfected pledge of (x) all notes owned by the Borrower and the Guarantors and (y) all capital stock owned by the Borrower and the Guarantors provided, that prior to receipt by the Borrower of a notice of default or event of default such pledge shall be limited to the extent necessary to avoid additional subsidiary reporting requirements under Rule 3-16 of Regulation S-X; provided further, that the Borrower and the Guarantors will not be required to deliver share certificates for foreign Non-Material Subsidiaries and (ii) a first priority perfected security interest in all other assets owned by the Borrower and the Guarantors, including, without limitation, accounts, inventory, equipment, investment property, instruments, chattel paper, owned real estate, contracts, patents, copyrights, trademarks and other general intangibles (other than deposit accounts or other bank or securities accounts and accounts receivable and related assets subject to any permitted receivables facility), subject to customary exceptions for transactions of this type.

The foregoing collateral shall also be subject to equal and ratable liens granted for the benefit of holders of the Borrower’s 4.70% Senior Notes due 2010 and the Borrower’s 5.20% Senior Notes due 2015 to the extent required pursuant to the terms thereof and as otherwise mutually agreed by the Borrower and the Administrative Agent in connection with the grant of the security interests in such collateral in respect of the Facilities.

Notwithstanding the foregoing, assets may be excluded from the collateral and subsidiaries may be excluded from guarantee requirements under the Operative Documents in circumstances where the Borrower and the Administrative Agent mutually agree that the cost of obtaining a security interest in such assets or providing such a guarantee are excessive in relation to the value afforded thereby.

Conditions Precedent to the Closing:	The Operative Documents will contain conditions to the closing of the Facilities customarily found in the Administrative Agent’s loan agreements for similar financings and other conditions deemed by the Administrative Agent to be appropriate to the specific transaction and in any event including without limitation:

	A.	The Lenders shall be satisfied with the structure contemplated for the Stock Repurchase and all legal and tax aspects relating thereto and all documentation relating to the Stock Repurchase, including, without limitation, the offer to purchase and related letter of transmittal, shall have been completed in form and substance satisfactory to the Administrative Agent and the Lenders.

	B.	The Lenders shall have received and be satisfied with (i) a pro forma estimated balance sheet of the Borrower and its subsidiaries at the Closing Date after giving effect to the Stock Repurchase and the transactions contemplated thereby and (ii) the Form 10-Q filed by the Borrower with the Securities and Exchange Commission for the fiscal quarter ended September 30, 2005 (the “September 10-Q”) and (iii) projections for the Borrower and its subsidiaries on a consolidated basis through the end of the seventh year after the Closing Date (the “Projections”).

	C.	The Lenders shall be satisfied in their reasonable judgment that (i) the Borrower’s, the Guarantors’ and their respective subsidiaries’ existing debts and liens do not exceed an amount agreed upon prior to the Closing Date, and (ii) there shall not occur as a result of, and after giving effect to, the consummation of the Stock Repurchase and the funding of the Facilities, a default (or any event which with the giving of notice or lapse of time or both would be a default) under any of the Borrower’s, the Guarantors’ or their respective subsidiaries’ material debt instruments.

	D.	The Borrower shall have delivered letters, in form and substance satisfactory to the Administrative Agent, attesting to the solvency of the Borrower and each of the Guarantors after giving effect to the transactions contemplated hereby, from its chief financial officer in form, scope and substance satisfactory to the Administrative Agent.

E.	The Lenders shall have received satisfactory opinions of independent counsel to the Borrower and the Guarantors, addressing such matters as the Lenders shall reasonably request, including, without limitation, the enforceability of all Operative Documents, compliance with all laws and regulations (including Regulation U of the Board of Governors of the Federal Reserve System), the perfection of all security interests purported to be granted and no conflicts with material agreements.

F.	Other then as disclosed in the September 10-Q there shall exist no action, suit, investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or governmental instrumentality that (i) could reasonably be expected to result in a Material Adverse Change or (ii) restrains, prevents or imposes or can reasonably be expected to impose materially adverse conditions upon the Stock Repurchase, the Facilities or the transactions contemplated thereby.

G.	All necessary governmental and third party consents and approvals necessary in connection with the Stock Repurchase, the Facilities and the transactions contemplated thereby shall have been obtained (without the imposition of any conditions that are not reasonably acceptable to the Lenders) and shall remain in effect, and all applicable governmental filings have been made and all applicable waiting periods shall have expired without in either case any action being taken by any competent authority; and no law or regulation shall be applicable in the judgment of the Lenders that restrains, prevents or imposes materially adverse conditions upon the Stock Repurchase, the Facilities or the transactions contemplated thereby.

H.	The Lenders shall have a valid and perfected first priority lien on and security interest in the collateral referred to above under “Security”; all filings, recordations and searches necessary or desirable in connection with such liens and security interests shall have been duly made; and all filing and recording fees and taxes shall have been duly paid.

I.	The Administrative Agent shall have received endorsements naming the Administrative Agent, on behalf of the Lenders, as an additional insured and loss payee under all insurance policies to be maintained with respect to the properties of the Borrower, the Guarantors and their respective subsidiaries forming part of the Lenders’ collateral.

	J.	The Existing Credit Agreement shall have been terminated in form and substance satisfactory to the Lenders.

Conditions Precedent to Each Loan and Letter of Credit:	On the funding date of each Loan (and on the date of issuance of any Letter of Credit) (i) there shall exist no default under the Operative Documents, (ii) the representations and warranties of the Borrower and each Guarantor therein shall be true and correct (or after the Closing Date, true and correct in all material respects) immediately prior to, and after giving effect to, such funding or issuance, and (iii) the making of such Loan (or the issuance of such Letter of Credit) shall not violate any requirement of law and shall not be enjoined, temporarily, preliminarily or permanently.

Representations and Warranties:	The credit agreement for the Facilities (the “Credit Agreement”) will contain representations and warranties customarily found in the Administrative Agent’s loan agreements for similar financings (which will be applicable to the Borrower, the Guarantors and their respective subsidiaries and which will be subject to customary exceptions and materiality qualifiers to be agreed) limited to: valid existence, compliance with law, requisite power, due authorization, no conflict with agreements or applicable law, enforceability of the Operative Documents, ownership of subsidiaries, accuracy of financial statements and all other information provided, absence of Material Adverse Change, solvency, absence of material litigation, taxes, margin regulations, no burdensome restrictions, no default under material agreements or the Operative Documents, inapplicability of Investment Company Act or Public Utility Holding Company Act, use of proceeds, insurance, labor matters, ERISA, environmental matters, necessary rights to intellectual property and ownership of properties.

The other Operative Documents will contain representations and warranties customarily found in like agreements for similar financings by the Administrative Agent (subject to customary exceptions and materiality qualifiers to be agreed).

Affirmative Covenants:	The Credit Agreement will contain affirmative covenants customarily found in the Administrative Agent’s loan agreements for similar financings (which will be applicable to the Borrower, the Guarantors and their respective subsidiaries and which will be subject to customary exceptions and materiality qualifiers to be agreed) limited to:

	A.	Preservation of corporate existence.

	B.	Compliance with laws (including ERISA and applicable environmental laws).

	C.	Conduct of business.

	D.	Payment of taxes.

	E.	Maintenance of insurance.

	F.	Access to books and records and visitation rights.

	G.	Maintenance of books and records.

	H.	Maintenance of properties.

	I.	Use of proceeds.

	J.	Provision of additional collateral, guarantees and mortgages.

	K.	Further assurances.

The other Operative Documents will contain affirmative covenants customarily found in like agreements for similar financings by the Administrative Agent (subject to customary exceptions and materiality qualifiers to be agreed).

Negative Covenants:	The Credit Agreement will contain negative covenants customarily found in the Administrative Agent’s loan agreements for similar financings (which will be applicable to the Borrower, the Guarantors and their respective subsidiaries and which will be subject to customary exceptions and materiality qualifiers to be agreed) limited to:

	A.	Limitations on debt and guarantees.

	B.	Limitations on liens.

	C.	Limitations on loans and investments.

	D.	Limitations on asset dispositions, including, without limitation, the issuance and sale of capital stock of subsidiaries.

	E.	Limitations on dividends, redemptions and repurchases with respect to capital stock.

	F.	Limitations on cancellation of debt and on prepayments, redemptions and repurchases of debt (other than the Loans).

	G.	Limitations on mergers, consolidations, acquisitions, joint ventures or creation of subsidiaries.

	H.	Limitations on changes in business.

	I.	Limitations on transactions with affiliates.

	J.	Limitations on restrictions on distributions from subsidiaries and granting of negative pledges.

	K.	Limitations on amendment of constituent documents and material agreements, except for modifications that could not reasonably be expected to materially adversely affect the interests of the Lenders.

	L.	Limitations on changes in accounting treatment and reporting practices or the fiscal year.

	M.	Limitations on sale/leasebacks.

	N.	Limitations on speculative transactions except for the sole purpose of hedging in the normal course of business and consistent with industry practices.

Certain of the negative covenants set forth above will be subject to the provisions and “baskets” to be agreed.

The other Operative Documents will contain negative covenants customarily found in like agreements for similar financings by the Administrative Agent (subject to customary exceptions and materiality qualifiers to be agreed).

Financial Covenants:	The Operative Documents will contain the following financial covenants (which will be applicable to the Borrower, the Guarantors and their respective subsidiaries):

	A.	Maximum total leverage ratio.

	B.	Maximum senior leverage ratio.

	C.	Minimum interest coverage ratio.

Financial Reporting Requirements:	The Borrower shall provide: (i) quarterly consolidated financial statements of the Borrower and its subsidiaries within 45 days of quarter-end, certified by the Borrower’s chief financial officer; (ii) annual audited consolidated financial statements of the Borrower and its subsidiaries within 90 days of year-end, certified with respect to such consolidated statements by independent certified public accountants acceptable to the Administrative Agent; (iii) copies of all reports on Form 10-K, 10-Q or 8-K filed with the Securities and Exchange Commission; and (iv) updated Projections provided at least 90 days after fiscal year-end.

Other Reporting Requirements:	The Operative Documents will contain other reporting requirements customarily found in the Administrative Agent’s loan documents for similar financings and other reporting requirements deemed by the Administrative Agent appropriate to the specific transaction, including, without limitation, with respect to litigation, contingent liabilities, ERISA or environmental events which could reasonably be expected to result in a Material Adverse Change.

Events of Default:	The Operative Documents will contain events of default customarily found in the Administrative Agent’s loan agreements for similar financings and other events of default deemed by the Administrative Agent appropriate to the specific transaction (which will be applicable to the Borrower, the Guarantors and their respective subsidiaries), including, without limitation, the following:

	A.	Failure to pay principal when due and failure to pay interest or any other amount within three-days of when due.

	B.	Representations and warranties incorrect in any material respect when given.

	C.	Failure to comply with covenants (with notice and grace periods as applicable).

	D.	Cross-default to payment defaults, or default or event of default if the effect is to accelerate or permit acceleration.

	E.	Failure to satisfy or stay execution of judgments in excess of specified amounts.

	F.	Bankruptcy or insolvency.

	G.	The existence of certain materially adverse employee benefit or environmental liabilities.

	H.	Actual and asserted invalidity or impairment of any Operative Document (including the failure of any lien to remain perfected).

	I.	Change of ownership or control (other than the death of Darwin Deason or an increase in ownership or control by (a) Darwin Deason, (b) a lawful lineal descendant of Darwin Deason or the spouse of any such person or (c) an estate, trust (including a revocable trust, declaration of trust or a voting trust), guardianship or custodianship for the primary benefit of one or more individuals described in clauses (a) or (b) above).

Indemnification and Expenses:	The Operative Documents will contain customary indemnification and expense reimbursement provisions.

Assignments and Participations:	Assignments must be in a minimum amount of $5 million in respect of Revolving Loans and commitments and $1 million in respect of Term Loans and are subject (other than with respect to an assignment of which the Arranger is the assignee or the assignor) to the approval of the Administrative Agent and the Borrower, which in the case of the Borrower, shall not be unreasonably withheld or delayed or required during the continuance of event of default under the Operative Documents, except in each case, with respect to any assignment to a Lender, an affiliate of a Lender or a fund engaged in investing in commercial loans that is advised or managed by a Lender. No participation shall include voting rights, other than for matters requiring consent of 100% of the Lenders. The parties to the assignment (other than the Borrower and the Arranger) shall pay to the Administrative Agent an administrative fee of $3,500.

Requisite Lenders:	Lenders holding at least 51% of the outstanding commitments and/or exposure under the Facilities (the “Requisite Lenders”).

Amendments:	Requisite Lenders, except for provisions customarily requiring approval by affected Lenders.

Miscellaneous:	The Operative Documents will include (i) standard yield protection provisions (including, without limitation, provisions relating to compliance with risk-based capital guidelines, increased costs and payments free and clear of withholding taxes), (ii) a waiver of consequential damages, and (iii) normal agency, set-off and sharing language.

Governing Law and Submission to Non-
Exclusive Jurisdiction:	State of New York.

Counsel to Administrative
Agent:	Weil, Gotshal & Manges LLP.

ANNEX A
TO EXHIBIT A TO
Commitment LETTER
$5,000,000,000 Secured Credit Facilities
Interest Rates And Fees

Interest Rates:	Loans will bear interest, at the option of the Borrower, at one of the following rates:

(i) the Applicable Margin (as defined below) plus Citibank, N.A.’s fluctuating Base Rate (as defined below), payable monthly in arrears; or

(ii) the Applicable Margin plus the current LIBO rate as quoted by the Administrative Agent, adjusted for reserve requirements, if any, and subject to customary change of circumstance provisions, for interest periods of one, two, three or six months and if agreed to by all applicable Lenders, nine or twelve months or a shorter period (the “LIBO Rate”), payable at the end of the relevant interest period, but in any event at least quarterly.

“Applicable Margin” means with respect to the Term Loan Facility and the Revolving Credit Facility a percentage per annum determined by reference to the applicable leverage-based pricing grid set forth below (the “Pricing Grid”).

“Base Rate” means the highest of (i) Citibank, N.A.’s base rate, (ii) the three-month certificate of deposit rate plus 1/2 of 1% and (iii) the Federal Funds Effective Rate plus 1/2 of 1%.

Interest shall be calculated on the basis of the actual number of days elapsed in a 360-day year for LIBO Rate Loans and a 365-day year for Base Rate Loans.

Default Interest:	During the continuance of an event of default (as defined in the Operative Documents), Loans will bear interest at an additional 2% per annum.

Unused Commitment Fee:	From and after the Closing Date, a non-refundable unused commitment fee at the percentage per annum set forth on the applicable Pricing Grid will accrue as a percentage of the daily average unused portion of the Revolving Credit Facility (whether or not then available), payable quarterly in arrears and on the Revolving Credit Termination Date.

Letter of Credit Fees:	A percentage per annum equal to the Applicable Margin for LIBO Rate Loans as set forth in the pricing grid from time to time to the Lenders and an amount to be agreed to the applicable Issuer will accrue on the outstanding undrawn amount of any Letter of Credit, payable monthly in arrears and computed on a 360-day basis. In addition, the Borrower will pay to the applicable Issuer standard opening, amendment, presentation, wire and other administration charges applicable to each Letter of Credit.

During the continuance of an event of default (as defined in the Operative Documents), the Letter of Credit Fees will increase by an additional 2% per annum.

Pricing Grid:	Applicable Margin for Term Loan Facility

Total Leverage Ratio	LIBO Rate	Base Rate
Greater than 3.50 to 1.00	2.25%	1.25%
Equal to or less than 3.50 to 1.00	2.00%	1.00%
Applicable Margin for Revolving Credit Facility

Total Leverage Ratio	LIBO Rate	Base Rate
Greater than 3.50 to 1.00	2.25%	1.25%
Equal to or less than 3.50 to 1.00 but greater than 3.00 to 1.00	2.00%	1.00%
Equal to or less than 3.00 to 1.00 but greater than 2.50 to 1.00	1.75%	0.75%
Equal to or less than 2.50 to 1.00	1.50%	0.50%
Unused Commitment Fee

Total Leverage Ratio	Unused Commitment Fee
(basis points)
Greater than or equal to 3.50 to 1.00	50
Less than 3.50 to 1.00	37.5

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